UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

(Name of Subject Company)

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

Paul D. Delva

Senior Vice President, General Counsel and Secretary

3030 Orchard Parkway

San Jose, California 95134

(408) 822-2000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David C. Karp

Ronald C. Chen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Fairchild Semiconductor International, Inc. (“Fairchild” or the “Company”) by ON Semiconductor Corporation (“ON Semiconductor”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of November 18, 2015, by and among Fairchild, ON Semiconductor and Falcon Operations Sub, Inc., a wholly owned subsidiary of ON Semiconductor (“Acquisition Sub”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed tender offer and merger:

(i)	Customer Letter dated November 18, 2015;

(ii)	Supplier Letter dated November 18, 2015;

(iii)	Employee Letter dated November 18, 2015;

(iv)	Employee Q&A dated November 18, 2015; and

(v)	Investor Presentation dated November 18, 2015.

The items listed above were first used or made available on November 18, 2015.

(i) Set forth below is a letter that the Company plans to distribute to certain of its customers:

Fairchild Customer Letter

November 18, 2015

Dear Valued Customer,

I want to share with you some important news regarding Fairchild. Earlier today, we announced that our Board of Directors approved a transaction under which Fairchild has agreed to be acquired by ON Semiconductor Corporation. Attached is a copy of the joint press release that was issued.

We believe this transaction will bring many exciting opportunities to you - our valued customers. ON has built a large, world-class supply chain and has very little product overlap with Fairchild. Specifically, combining Fairchild’s and ON’s complimentary product portfolios and worldwide distribution centers will allow us to better serve you with enhanced scale and a broader portfolio of solutions. We are excited about this transaction and how it will position us to be an even stronger partner for you in the future.

Importantly, until the transaction is completed, which we expect to occur late in the second quarter of 2016, Fairchild and ON will operate as separate companies and it remains business as usual. We are committed to serving you and continuing to deliver innovative products and unique solutions. Our relationship remains our top priority and we look forward to working with you for many years to come.

If you have any questions, please don’t hesitate to reach out to your regular Fairchild representative.

As always, thank you for your continued support and partnership.

Sincerely,

Mark Thompson

Chairman and CEO

Important Information

The tender offer for the outstanding common stock of Fairchild referred to in this document has not yet commenced. This document is not an offer to purchase or a solicitation of an offer to sell shares of

Fairchild’s common stock. The solicitation and the offer to purchase shares of Fairchild’s common stock will only be made pursuant to an offer to purchase and related materials that ON Semiconductor intends to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, ON Semiconductor will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter Fairchild will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF FAIRCHILD ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by contacting Fairchild’s Investor Relations Department either by telephone at (207) 775-8660 or by e-mail at investor@fairchildsemi.com.

Forward-Looking Statements

This communication may contain “forward-looking statements.” Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “will,” “believes” and words and terms of similar substance identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in our Annual Report on Form 10-K for the year ended December 28, 2014 filed with the SEC as well as, among other things: (1) the ability to obtain the necessary regulatory approvals, (2) the satisfaction of the conditions to the consummation of the proposed transaction, (3) the timing of the completion of the proposed transaction and (4) the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers.

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(ii) Set forth below is a letter that the Company plans to distribute to certain of its suppliers:

Fairchild Supplier Letter

November 18, 2015

Dear Valued Supplier,

I want to share with you some important news about Fairchild. Earlier today, we announced that Fairchild will be acquired by ON Semiconductor Corporation, a leading supplier of semiconductor-based solutions with a comprehensive portfolio of energy efficient power and signal management, logic, standard and custom devices.

ON has built a large, world-class supply chain and has very little product overlap with Fairchild. We believe this transaction will benefit all our key stakeholders, including you. We are excited about this transaction and how it will position us to be an even stronger partner for you in the future.

Importantly, until the transaction closes, which we expect to occur late in the second quarter of 2016, Fairchild and ON will remain separate companies and will continue to conduct business as usual. Rest assured, we are committed to our partnership and look forward to continuing to work with you.

If you have any questions, please don’t hesitate to reach out to your normal Fairchild representative.

You are a valued business partner and, as always, we thank you for your support.

Sincerely,

Mark Thompson

Chairman and CEO

Important Information

The tender offer for the outstanding common stock of Fairchild referred to in this document has not yet commenced. This document is not an offer to purchase or a solicitation of an offer to sell shares of Fairchild’s common stock. The solicitation and the offer to purchase shares of Fairchild’s common stock will only be made pursuant to an offer to purchase and related materials that ON Semiconductor intends to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, ON Semiconductor will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter Fairchild will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF FAIRCHILD ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by contacting Fairchild’s Investor Relations Department either by telephone at (207) 775-8660 or by e-mail at investor@fairchildsemi.com.

Forward-Looking Statements

This communication may contain “forward-looking statements.” Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “will,” “believes” and words and terms of similar substance identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in our Annual Report on Form 10-K for the year ended December 28, 2014 filed with the SEC as well as, among other things: (1) the ability to obtain the necessary regulatory approvals, (2) the satisfaction of the conditions to the consummation of the proposed transaction, (3) the timing of the completion of the proposed transaction and (4) the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers.

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(iii) Set forth below is a letter that the Company plans to distribute to its employees:

November 18, 2015

Dear Fairchild Employees,

I want to share some important news with you. Earlier today we announced that our Board of Directors approved a transaction under which Fairchild will be acquired by ON Semiconductor at an all cash price of $20 per share. Attached is the press release for the transaction. ON’s interest in Fairchild is a testament to the strong efforts of all of you in building a leading power semiconductor company.

The semiconductor industry is in a phase of unprecedented consolidation, and for some good reasons. With the absence of growth, it is ever harder for a company to invest what it needs to remain competitive and earn a sufficient return on sales to fund future investment. Additionally, as the average scale increases it becomes more challenging for smaller companies such as Fairchild to remain competitive.

Please be assured that we did not make this decision lightly. Our Board of Directors conducted a thorough process and gave all of our strategic options very careful consideration. We view a combination with ON as creating opportunities for Fairchild’s employees that could not have been realized as a stand-alone company.

We see a number of benefits in a combination with ON. As there is virtually no product overlap, our product leadership positions will have the greatest combined value. In addition, ON has a long history of manufacturing excellence and as a result has achieved a lower product cost structure than Fairchild. We believe that producing Fairchild’s products under ON’s cost structure will create significantly better commercial sustainability.

I also believe that our two companies share many cultural similarities, which should provide for an easy transition for our employees. Over the coming months, we expect to build an integration planning team comprised of members from each company that will work to address how we can best utilize each other’s capabilities and bring our companies together. We will strive to communicate openly and are committed to providing benefits to any employee who may be impacted as a result of the combination.

It is our expectation that the transaction will close late in the second quarter of 2016, subject to approval by Fairchild shareholders, regulatory approvals and other customary closing conditions. In the meantime, it is very important that you do your job exactly as you did prior to this announcement. Simply put, it is business as usual for Fairchild until closing. We are counting on each of you to remain focused on doing what we do best – delivering exceptional service, innovative products and unique design expertise to our customers worldwide. Legally, and for all other purposes, we remain a separate, independent competitor to ON until closing, and we must act accordingly.

I recognize that you will have many questions about this announcement. To address some of those, we have prepared the attached FAQs. In addition, I will host an employee All Hands meeting on 10:30am today in San Jose. I highly encourage you to attend.

As is typical in these situations, you may receive inquiries from external parties. It is important that we speak with one voice. Please forward any media inquiries to Dan Janson at daniel.janson@fairchildsemi.com.

On behalf of our Board and management team, I want to thank you for your efforts leading up to and following today’s announcement. I am incredibly proud of the company that we have built and am very excited about our future with ON.

Sincerely,

Mark Thompson

Chairman, President and CEO

Important Information

The tender offer for the outstanding common stock of Fairchild referred to in this document has not yet commenced. This document is not an offer to purchase or a solicitation of an offer to sell shares of Fairchild’s common stock. The solicitation and the offer to purchase shares of Fairchild’s common stock will only be made pursuant to an offer to purchase and related materials that ON Semiconductor Corporation (“ON Semiconductor”) intends to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, ON Semiconductor will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter Fairchild will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF FAIRCHILD ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by contacting Fairchild’s Investor Relations Department either by telephone at (207) 775-8660 or by e-mail at investor@fairchildsemi.com.

Forward-Looking Statements

This communication may contain “forward-looking statements.” Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “will,” “believes” and words and terms of similar substance identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in our Annual Report on Form 10-K for the year ended December 28, 2014 filed with the SEC as well as, among other things: (1) the ability to obtain the necessary regulatory approvals, (2) the satisfaction of the conditions to the consummation of the proposed transaction, (3) the timing of the completion of the proposed transaction and (4) the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers.

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(iv) Set forth below is a Q&A that the Company plans to distribute to its employees:

Fairchild Employee FAQ

1.	What was announced today?

•	Our Board of Directors approved a transaction under which Fairchild will be acquired by ON Semiconductor at an all cash price of $20 per share.

•	The offer price is a premium of approximately 12% premium to our closing share price of $17.88 on November 17th, and a 41% premium to our closing share price of $14.14 on October 13th, the day prior to news reports regarding a potential sale of the business.

•	The acquisition creates a leader in the power semiconductor market with a strategic focus on automotive, industrial and smartphone end markets.

2.	Who is ON?

•	ON is a leading supplier of semiconductor-based solutions, offering a comprehensive portfolio of energy efficient power and signal management, logic, standard and custom devices.

•	Like Fairchild, ON has a rich history as a pioneer in the semiconductor industry, a strong global presence and a commitment to helping our customers achieve success each day.

3.	What are the terms of the transaction and when will it close? What approvals are required?

•	ON will commence a cash tender offer to acquire Fairchild’s outstanding shares of common stock for $20.00 per share.

•	It is our expectation that the transaction will close late in the second quarter of 2016, subject to approval by Fairchild shareholders, regulatory approvals and other customary closing conditions.

4.	Why are we being acquired by ON? How will Fairchild benefit from this transaction?

•	This decision was made after very careful consideration by Fairchild’s Board of Directors.

•	The semiconductor industry is in a phase of unprecedented consolidation and as the average scale increases, it becomes more challenging for smaller companies such as Fairchild to remain competitive.

•	Joining forces with ON will deliver significant benefits to our company.

•	By bringing together our complementary product lines, the combined company will be able to offer customers the full spectrum of high, medium and low voltage products.

5.	What does this mean for Fairchild’s employees?

•	We view a combination with ON as creating opportunities for Fairchild’s employees that could not have been realized as a stand-alone company.

•	Until this transaction closes, which we expect to occur late in the second quarter of 2016, Fairchild will continue to operate as an independent company.

•	It is very important that you do your job exactly as you did prior to this announcement. We are counting on each of you to remain focused on doing what we do best – delivering exceptional service, innovative products and unique design expertise to our customers worldwide.

6.	What happens next? What are the plans to integrate our two companies? How will Fairchild fit into the existing structure of ON ? Who will lead the integration efforts?

•	The planning process for combining our companies has only just begun, and there are many decisions that need to be made.

•	Over the coming months, we expect to build an integration planning team comprised of members from each company that will work to address how we can best utilize each other’s capabilities and bring our companies together.

7.	Upon closing the transaction, will Fairchild’s headquarters continue to be located in San Jose? Who will the leaders be? What will happen to the Fairchild name?

•	Decisions like these will be made as part of a thoughtful and deliberate integration planning process.

•	As we just announced this today, there are still many details that need to be worked out and decisions that need to be made.

8.	Should employees expect any changes to compensation or benefits?

•	As we just announced this today, there are still many details that need to be worked out as a part of a thoughtful and deliberate integration planning process.

•	Until the transaction closes, Fairchild will continue to operate as an independent company and your salary and benefits remain unchanged.

•	As a global diversified company, ON is committed to providing comprehensive and competitive compensation and benefits for all employees to attract and retain talent.

9.	Will there be any layoffs as a result of this transaction? Will sites / facilities be shut-down or consolidated? Will I get severance if my job is impacted?

•	In general, we view a combination with ON as creating opportunities for Fairchild’s employees that could not have been realized as a stand-alone company.

•	Over the coming months, we expect to build an integration planning team comprised of members from each company that will work to address how we can best utilize each other’s capabilities and bring our companies together.

•	We will communicate openly and are committed to providing benefits to any employee impacted by this combination.

10.	Will Fairchild be able to hire, promote or make other organizational changes between now and the close of the transaction?

•	Until the transaction closes, Fairchild will continue to operate as an independent company and it remains business as usual.

•	Restrictions on organizational changes, if any, will be communicated as needed.

11.	Can I apply for a job within ON?

•	Until the transaction is completed, Fairchild and ON will operate as independent companies, including their normal employment practices.

12.	What happens to the Fairchild stock or options that I own?

•	We will file a description of the treatment of equity awards with the SEC. You should reference our public filings for more information.

13.	Can we trade Fairchild shares?

•	You should contact the office of General Counsel before trading any Fairchild shares.

14.	What does this mean for our customers?

•	Combining Fairchild and ON’s complementary product portfolios and worldwide distribution centers will allow us to better serve our customers with enhanced scale and a broader portfolio of solutions.

•	Until the closing of this transaction, we will continue to operate as an independent company and we are relying on you to continue serving our customers with the same quality and commitment they’ve come to expect from us.

•	This means each of us has an important responsibility to provide our customers with the same level of support and service that they have come to expect from Fairchild.

15.	How can I learn more about ON?

•	ON’s website, http://www.onsemi.com/PowerSolutions/home.do, is a great place to learn more about the company and its mission, leadership team, news and more.

16.	Who do I contact with questions? Where can I go for more information?

•	We are committed to operating with transparency and keeping you informed throughout this process.

•	For more information please visit the Fairchild employee web page, which will be updated as more information becomes available.

•	If you have additional questions or need guidance on matters not addressed through these FAQs or during later information updates, please contact your manager.

17.	What do I do if I’m contacted by a member of the press about the transaction?

•	As is very typical in these situations, you may receive inquiries from external parties. It is important that we speak with one voice. Please forward any media inquiries to Dan Janson at daniel.janson@fairchildsemi.com.

18.	Are we subject to a non-solicit as part of this deal?

•	Yes. You may not talk to or encourage anyone to make an alternative transaction proposal.

Important Information

The tender offer for the outstanding common stock of Fairchild referred to in this document has not yet commenced. This document is not an offer to purchase or a solicitation of an offer to sell shares of Fairchild’s common stock. The solicitation and the offer to purchase shares of Fairchild’s common stock will only be made pursuant to an offer to purchase and related materials that ON Semiconductor Corporation (“ON Semiconductor”) intends to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, ON Semiconductor will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter Fairchild will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF FAIRCHILD ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by contacting Fairchild’s Investor Relations Department either by telephone at (207) 775-8660 or by e-mail at investor@fairchildsemi.com.

Forward-Looking Statements

This communication may contain “forward-looking statements.” Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “will,” “believes” and words and terms of similar substance identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in our Annual Report on Form 10-K for the year ended December 28, 2014 filed with the SEC as well as, among other things: (1) the ability to obtain the necessary regulatory approvals, (2) the satisfaction of the conditions to the consummation of the proposed transaction, (3) the timing of the completion of the proposed transaction and (4) the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers.

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(v) The following presentation will be posted to the Investor Relations section of the Company’s website:

ON Semiconductor to Acquire Fairchild Semiconductor Investor Presentation November 18, 2015

Safe Harbor Statement, Non-GAAP Financial Measure & Confidentiality This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the consummation and benefits of the acquisition by ON Semiconductor of Fairchild. These forward-looking statements are based on information available to ON Semiconductor and Fairchild as of the date of this communication and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond the control of ON Semiconductor and Fairchild. In particular, such risks and uncertainties include, but are not limited to: the risk that one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise; the unsuccessful completion of the tender offer; the risk that the transaction does not close when anticipated, or at all, including the risk that the requisite regulatory approvals may not be obtained; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; there may be a material adverse change of ON Semiconductor or Fairchild, or our respective businesses may suffer as a result of uncertainty surrounding the transaction; the transaction may involve unexpected costs, liabilities or delays; difficulties encountered in integrating Fairchild, including the potentially accretive and synergistic benefits; difficulties leveraging desired growth opportunities and markets; the possibility that expected benefits and cost savings may not materialize as expected; the prospect that the automotive and industrial sensor markets will not grow as rapidly as currently anticipated; the variable demand and the aggressive pricing environment for semiconductor products; the adverse impact of competitive product announcements; revenues and operating performance; changes in overall economic conditions and markets, including the current credit markets; the cyclical nature of the semiconductor industry; changes in demand for ON Semiconductor or Fairchild products; changes in inventories at customers and distributors; technological and product development risks; availability of raw materials; competitors’ actions; pricing and gross margin pressures; loss of key customers; order cancellations or reduced bookings; changes in manufacturing yields; control of costs and expenses; significant litigation, including with respect to intellectual property matters; risks associated with acquisitions and dispositions; risks associated with leverage and restrictive covenants in debt agreements; risks associated with international operations including foreign employment and labor matters associated with unions and collective bargaining agreements; the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally; changes in generally accepted accounting principles; risks related to new legal requirements; risks and costs associated with increased and new regulation of corporate governance and disclosure standards; and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON Semiconductor’s Annual Report on Form 10-K as filed with the SEC on February 27, 2015, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings of ON Semiconductor with the SEC. These forward-looking statements are as of the date hereof and should not be relied upon as representing our views as of any subsequent date and ON Semiconductor does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, except as required by law.

Compelling Strategic and Financial Rationale Creates a power management leader with strong capabilities in a rapidly consolidating industry Highly complementary product lines with minimal revenue overlap Compelling financial profile – Will drive significantly higher FCF1 with $150 million of annual synergies Immediately accretive to non-GAAP EPS and free cash flow Strengthened presence in focused strategic markets – Industrial, automotive & smartphone (1) FCF = Free Cash Flow

Our Businesses at a Glance

ON Semiconductor

- Headquarters: Phoenix, AZ
- Market cap: ~$4.5bn
- FY2014 revenue: ~$3.2bn
- Employees: ~24,500
- Leadership in analog, imaging, & low voltage power and small-signal semiconductor market

FY'14 end-market revenue mix



Industrial/Medical/ Mil-Aero 22%
Auto 31%
Consumer 16%
Computing 13%
Communications 18%

FAIRCHILD

- Headquarters: San Jose, CA
- Market cap: ~$2.0bn
- FY2014 revenue: ~$1.4bn
- Employees: ~6,600
- Leadership in analog and high voltage and medium voltage power semiconductor market

FY'14 end-market revenue mix



Auto 13%
Consumer 7%
Enterprise Computing & Telecom 13%
Mobile 22%
Industrial & Appliance 45%

4

ON Semiconductor®

Transaction Overview Consideration per share $20.00 per share in cash Transaction value $2.4 billion equity value $2.3 billion enterprise value Expected closing Second quarter of 2016, subject to customary closing conditions Approval process Successful completion of tender offer Certain regulatory approvals Sources of financing ~$300 million of cash from the combined company’s balance sheet $2.4 billion of fully committed term loans $300 million in committed undrawn revolving credit facility

Leadership in Power Semiconductors Top power semiconductor discrete providers – 2014 market share #2 #5 #7 Source: IHS 18.6% 11.1% 7.9% 6.5% 6.5% 6.5% 6.4% 4.6% 3.0% 2.5% 2.4% 2.2% 2.1% 2.1% 1.7% 1.2% 1.1% 1.1% 1.1%

Combined Company is a Top 10 Player #10 #13 #25 Source: Factset, Company filings, Wall Street research estimates Top 30 non-memory semiconductor device companies by CY2015E revenue ($m)

Serving Complementary Products across the Voltage Spectrum Medium voltage Low voltage High voltage Serving similar customers with highly complementary product sets Full spectrum of high, medium and low voltage products ` Select combined company customers

Expanded Footprint in Strategic Markets ON Semiconductor Fairchild Combined LTM Revenue $1.4 B LTM Revenue $4.9 B LTM Revenue $3.5 B

Potential for $150m of Annual Synergies Cost of Goods Sold $19.50 per share in cash Sales and Marketing General and Administrative Research & Development Benefits from Fairchild’s manufacturing consolidation plan Supply chain synergies Complementary product portfolio Higher relevance to customers and channel partners Consolidated worldwide sales and marketing teams Elimination of duplicative spending Expanded IP portfolio with 5,500 US patents and 10,000 worldwide patents Enhanced technological expertise throughout power spectrum Elimination of redundant G&A costs across multiple functions Annual run rate synergies of $150M 18-months post-closing

Highly Profitable Financial Model Sustainable and growing revenue with additional scale from combination $150M of projected annual run rate cost synergies Limited revenue dis-synergies leading to margin expansion for combined company Strong cash flow generation supports track record of rapid deleveraging Source: Company filings, Management estimates Note: Excludes impact of restructuring, amortization of intangibles, fair market step-up of inventory and other unusual items (1) Excludes $80M in stock based compensation expense + (1) Illustrative Pro Forma with synergies

Transaction Financing Pro forma capitalization statistics $2.4 billion of new term loans at closing $2.2 billion of new debt $200 million to refinance existing Fairchild debt facilities Rate on term loan expected to be 4.0% to 4.5% based on current markets ON’s existing debt of $1.5 billion is not refinanced as part of transaction $300 million revolving credit facility Facility allows for share repurchases ($B) xLTM EBITDA (w/$150m synergies) Total debt $3.9 3.7x Cash $0.5 0.5x Net debt $3.4 3.2x Credit facility Expect to rapidly de-lever with a target net leverage ratio of 2.0x within 2 years of transaction close Note: Leverage multiples based on Pro Forma LTM EBITDA of $1,056M which excludes $80M of stock based compensation

Tender Offer The tender offer for the outstanding shares of common stock of Fairchild has not yet commenced. This communication is for informational purposes only and it does not constitute an offer to purchase or a solicitation of an offer to sell any securities. At the time the tender offer is commenced, ON Semiconductor and a wholly-owned subsidiary of ON Semiconductor will file a tender offer statement on Schedule TO with the SEC, and Fairchild will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. INVESTORS AND SECURITY HOLDERS OF FAIRCHILD ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such materials will be made available to Fairchild’s stockholders at no expense to them through the Secretary, ON Semiconductor Corporation, 5005 E. McDowell Road, Phoenix, Arizona 85008. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.